UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2018

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

6, Route de Trèves
L-2633 Senningerberg (Municipality of Niederanven)
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 2, 2018, the board of directors of Orion Engineered Carbons S.A. appointed Ms. Kerry Galvin as a director of the Company to fill the vacancy created by the previously reported resignation of Mr. Kreinberg on a temporary basis in accordance with Section 17.5 of the Company’s articles of association. Ms. Galvin will serve on the audit committee of the board of directors.
Ms. Galvin demonstrated a record of success in her previous positions as Senior Vice President, General Counsel and Corporate Secretary of Axip Energy Services, LP (formerly Valerus Compression Services, LP) and of Lyondell Chemical Company (now LyondellBasell). In the course of her work as a member of the executive leadership team and chief advisor of the board of directors of these companies, she gained significant expertise in developing strategic plans and managing finance, human resources, domestic and international business transactions, government affairs and regulatory compliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer

Date: August 6, 2018